FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Nominees	33,400
Chase Nominees Ltd	1,323,791
Midland Bank plc	515,000
Barclays Bank	474,300
Brown Bros	34,230
Royal Bank of Scotland	84,400
HSBC Bank plc	70,009
State Street Nominees Ltd	718,500
Bank of New York Nominees	26,600
Chase Nominees Ltd	45,000
Midland Bank plc	153,700
Deutsche Bank Mannheim	24,000
Bankers Trust	4,900
Citibank London	21,000
Nortrust Nominees	189,823
Royal Bank of Scotland	129,500
State Street Bank & Trust Co	319,900
RBSTB Nominees Ltd	26,300
HSBC Bank plc	86,000

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

5,514,491 (since last notification)

8. Percentage of issued class

1.98%

9. Class of security

Ordinary 50p Shares

10. Date of transaction

4 June 2004

11. Date company informed

8 June 2004

12. Total holding following this notification

4,280,353

13. Total percentage holding of issued class following this notification

1.537%

14. Any additional information

No longer have a notifiable interest

15. Name of contact and telephone number for queries

Anita Dowling 01753 777106

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

8 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 8 June, 2004